                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            CASTLE BRANDS INC. (ROX)
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    148435100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 148435100
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                                 KNAPPOGUE CORP.
                    I.R.S. Identification Number: 52-1787531
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) [_]
        (b) [_]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

NUMBER OF          5.   SOLE VOTING POWER                              1,183,079
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY EACH      6.   SHARED VOTING POWER                                0
REPORTING PERSON
WITH:              -------------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER                         1,183,079

                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER                           0
                   -------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,183,079
--------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS) [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      9.8%

--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

CUSIP No. 148435100
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
                                  MARK ANDREWS
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) [_]
        (b) [_]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                  UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF          5.   SOLE VOTING POWER                              1,265,964
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY EACH      6.   SHARED VOTING POWER                                0
REPORTING PERSON
WITH:              -------------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER                         1,265,964

                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER                           0

                   -------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,265,964 *
--------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS) [_]
--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      10.4%
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       IN
--------------------------------------------------------------------------------

* Includes 12,768 shares of Common Stock held jointly by Mr. Andrews with his wife and 6,250 shares issuable upon exercise of warrants held jointly by Mr.
Andrews and his wife that are exercisable within 60 days of February 14, 2007.
Also includes 1,183,079 shares of Common Stock held by Knappogue Corp. Knappogue
Corp. is controlled by Mr. Andrews and his family. Does not include 100,000 shares of Common Stock underlying options that are not exercisable within 60 days of February 14, 2007. Mr. Andrews disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

          This Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Castle Brands Inc., a Delaware corporation
(the "Issuer"), is being filed by and on behalf of Knappogue Corp. and Mark
Andrews, the Chief Executive Officer and Chairman of the Board of the Issuer.
Knappogue Corp. is controlled by Mr. Andrews and his family.

ITEM 1(A).  NAME OF ISSUER:

            Castle Brands Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            570 Lexington Avenue, 29th Floor
            New York, New York 10022

ITEM 2(A).  NAME OF PERSON FILING:

            Knappogue Corp.
            Mark Andrews

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Knappogue Corp.
            1331 Lamar St., Ste. 1125
            Houston, Texas 77010

            Mark Andrews
            c/o Castle Brands Inc.
            570 Lexington Avenue
            New York, NY 10022

ITEM 2(C).  CITIZENSHIP:

            Knappogue Corp. is a Delaware Corporation. Mark Andrews is a citizen of the United States.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01

ITEM 2(E).  CUSIP NUMBER:

            148435100

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(b) OR
            240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [_] Broker or dealer registered under Section 15 of
                    the Exchange Act.

            (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [_] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) [_] Investment company as defined in Section 8 of the Investment
                    Company Act.

            (e) [_] An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E).

            (f) [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

            (g) [_] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

            (h) [_] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act.

            (j) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

            Not Applicable.

ITEM 4.     OWNERSHIP:

(A)  AMOUNT BENEFICIALLY OWNED:

            Knappogue Corp.                                            1,183,079
            Mark Andrews                                               1,265,964

(B)  PERCENT OF CLASS:

            Knappogue Corp.                                              9.8%
            Mark Andrews                                                 10.4%

(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

     (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

            Knappogue Corp.                                            1,183,079
            Mark Andrews                                               1,265,964

     (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

            Knappogue Corp.                                                0
            Mark Andrews                                                   0

     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

            Knappogue Corp.                                            1,183,079
            Mark Andrews                                               1,265,964

     (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

            Knappogue Corp.                                                0
            Mark Andrews                                                   0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [_].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          Not Applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

                                             KNAPPOGUE CORP.

                                             By: /s/ Mark Andrews
                                                 -------------------------------
                                             Name: Mark Andrews
                                             Title: Authorized Person

Dated: February 14, 2007

                                             /s/ Mark Andrews
                                             -----------------------------------
                                             Mark Andrews